June 14, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Enesco Group, Inc. (the “Company”)
Form 10-K for the year ended December 31, 2004
File No. 001-09267

Ladies and Gentlemen:

     This letter is submitted by the Company to respond to the comments of the staff of the Securities and Exchange Commission (“SEC”). Each of the staff’s comments is set forth below (with page references unchanged) and is followed by the Company’s response with page references to its Form 10-K filing.

     The Company acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) staff comments or changes to disclosure in response to the staff’s comments do not foreclose the SEC from taking any action with respect to the filing, and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Form 10-K for the year ended December 31, 2004

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please include the additional disclosures and revisions in your future annual and quarterly filings, as applicable.

Securities and Exchange Commission
June 14, 2005

Response:

We will include additional disclosures and revisions in our future annual and quarterly filings, as applicable.

Item 1. Business, page 3

2.	We note that you have disclosed revenues of your Heartwood Creek by Jim Shore and Precious Moments lines for fiscal 2004. Please disclose the amount or percentage of revenue contributed by your Heartwood Creek by Jim Shore and Precious Moments lines for each of the last three years. Please tell us if any other brands accounted for ten (10) percent or more of consolidated revenue in any of the last three years. If so, please tell us and disclose for each of the last three years the amount or percentage or revenue contributed by each other brand accounting for 10 percent or more of consolidated revenue in any of the last three years. See Item 101(c)(i) of Regulation S-X.

Response:

The following product lines accounted for 10% or more of consolidated revenue in any of the last three years:

	2004	2003	2002
Precious Moments	22%	33%	37%
Heartwood Creek	13%	5%	1%
Cherished Teddies	5%	8%	11%

Under Item 7. Management’s Discussion and Analysis, in the second and the fifth full paragraphs on page 21, the Company disclosed the above data for Precious Moments and Heartwood Creek. Under Item 1. Business, on page 7 in a subsection labeled “Sales and Marketing—United States,” the Company erroneously disclosed that Precious Moments was 33% (rather than 22%) of consolidated sales in the U.S. for 2004.

Design, page 8

3.	We note that you have a continuous product design and development program. Please disclose the amount spent on company sponsored design and development activities during each of the years presented. See Item 101(c)(xi) of Regulation S-K. Please also disclose design and development costs charged to expense in each period presented in the notes to your financial statements.

Securities and Exchange Commission
June 14, 2005

Response:

The primary costs associated with our continuous product design and development program relate to our in-house creative group whose responsibilities include all creative aspects from concept to product prototype, design, and enhancement. All of our payroll costs and other SG&A costs for our in-house creative group are expensed as incurred.

While we acknowledge that our product design and development program expenses are research and development activities, as defined in SFAS No. 2, Accounting for Research and Development Costs, we believe that the amounts are immaterial as they are approximately 1% of sales and, therefore, do not need to be disclosed under the requirements of Item 101(c)(xi) of Regulation S-K.

Management’s Discussion and Analysis of Financial Position and Results of Operations, page 17 General

4.	Please quantify in dollars to the extent possible changes in cost of sales and/or gross profit related to each of the factors you identify. For example, quantify the impact of the inventory valuation charges, ERP system implementation costs, higher freight costs, foreign currency exchange rates, product mix and lower royalty costs on cost of sales or gross profit.

Response:

The following is the quantification of the changes in gross profit from 2003 to 2004:

Factor	Increase (Decrease)

(in thousands)
Inventory valuation charges	$(2,000)
ERP system implementation costs	(2,732)
Higher freight costs	(1,962)
Foreign currency translation rates	3,672
Royalty costs	(4,858)
Product mix (volume)	(12,236)
Acquisition of Gregg Gift	2,929
Acquisition of Dartington	2,199
License acquisition of Walt Disney Art Classics	5,756

Total gross profit change	$(9,232)

Critical Accounting Policies, page 18

5.	Please quantify and discuss, where material, the effect of critical estimates on your results of operations. Please tell us whether changes in your assumptions,

Securities and Exchange Commission
June 14, 2005

such as those related to the historic write-off percentage of accounts receivable, sales returns, selling prices of excess inventories and estimates of future operating results and related cash flows are reasonably likely to occur. If so, where material, please quantify the potential impact on your financial condition and operating results of one or more hypothetical changes in the assumptions underlying such critical accounting estimates. Please also disclose the impact of significant changes in estimates during the periods presented. For example, disclose the effect of establishing a full valuation allowance against your domestic deferred tax assets and the effect accelerated depreciation of your ERP system. Please refer to SEC Release No. 33-8350.

Response:

Accounts Receivable Allowances — Reserve percentages used in these calculations reflect historical experience and, generally, do not fluctuate materially. While management believes that these assumptions are reasonable, historical trends do not guarantee that future write-offs and returns will not increase, which would require an increase to the allowance. For example, a 1% increase in the percentages used in calculating the allowances for the general reserve would result in an increase of $215,000 in the returns and allowances reserve and a $455,000 increase in the bad debt reserve. The total changes from 2003 to 2004 in the general reserve percentages were +0.75% for returns and allowances and +0.60% for bad debt.

Inventory Reserves — The recovery rate on disposition of excess inventory depends upon a number of factors such as market demand for close-out items and levels of such inventory. Historical averages are used to determine the likely recoverability of cost. If market conditions deteriorate, it is likely that inventory will be sold at greater discounts, necessitating an increase to the reserve. A change of 5% in this loss percentage would result in an additional inventory reserve of $441,000.

Impairments of Tangible and Intangible Assets — The total impact of accelerated depreciation in 2004 was $0.9 million, reducing the net book value of our ERP System from $6.4 million to $5.5 million. No further changes in accelerated depreciation are likely as the ERP System will be fully depreciated by June 30, 2005, the end of its estimated useful life.

Tax Accruals — During 2004, the operating performance of the Company caused a change in the underlying estimates regarding the realization of net deferred tax assets. As of December 31, 2004, management evaluated all available evidence and concluded that management could no longer claim that it was more likely than not that $18.6 million of net deferred tax assets would be realized and, therefore, provided a valuation allowance. The valuation allowance may require adjustment in future periods due to changes in estimates of future taxable income.

6.	We note that the portion of your accounts receivable reserve related to your historic write-off percentage approximates 2% of accounts receivable. We also

Securities and Exchange Commission
June 14, 2005

note that bad debt expense and write-offs reflected in Schedule II are less than 1% of net revenues for the years reported. Please explain to us why these percentages differ.

Response:

Enesco calculates its accounts receivable reserve in part based on historical write-offs as a percentage of average accounts receivable rather than as a percentage of net revenues.

7.	We note that accounts receivable allowances do not agree to the allowances disclosed in Schedule II. Please tell us why.

Response:

The allowances disclosed in Schedule II include approximately $900,000 of other contra-accounts receivable balances, consisting primarily of customer rebates. As the determination of these amounts do not require significant judgment, we do not consider them to be critical accounting policies.

8.	Please tell us and disclose the amount of your adjustment to inventory shrinkage as a result of your year-end physical inventory process.

Response:

As a result of our year-end physical inventory process, an adjustment to inventory to record shrinkage of $517,000 was required.

2003 Compared to 2002 Consolidated Results General

9.	You disclose that international net revenues increased due to higher foreign currency rates in 2003, but that revenues from your Precious Moments and Cherished Teddies product lines decreased as a result of lower foreign currency exchange rates. Please explain and reconcile these statements to us and revise if necessary.

Response:

The international net revenues increased by approximately $9.0 million due to the change in foreign currency translation rates in 2003 from 2002. The net revenues from the Precious Moments and Cherished Teddies product lines decreased, resulting from a decline in customer demand partially offset by the benefit from the change in foreign currency translation rates relative to 2002. The reference in the next to last paragraph on page 22, in Item 7. Management’s Discussion and Analysis, of the Form 10-K, “foreign currency revenues which were translated into United States dollars at lower exchange rates in 2003 . . . ,” was referring to the weaker U.S. dollar in 2003 compared to 2002.

Securities and Exchange Commission
June 14, 2005

Interest Expense and Income, page 23

10.	Please tell us how you account for accrued interest on probable tax liabilities and penalties. If you do not accrue interest on probable tax liabilities and penalties, please explain to us your basis for not doing so.

Response:

Enesco’s policy and practice is to accrue for interest and penalties on probable tax liabilities if it is probable that the taxing authority will assess interest and/or a penalty and the assessment can be reasonably estimated. The accruals are included in current income taxes payable because it is uncertain when an assessment for interest and penalties will be paid. To the extent accruals differ from actual assessments or when estimates of the amounts change, the accruals are adjusted through the provision for income taxes.

Liquidity and Capital Resources, page 24

11.	Please provide a more insightful analysis of financial condition, changes in financial condition and cash flows, including changes in working capital components, for each period presented. In doing so, consider explaining the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please refer to SEC Release No. 33-8350 and Item 303 of Regulation S-K.

Response:

     The following disclosure is intended to supplement the existing disclosure about the Company’s cash flows, which appears at the beginning of Liquidity and Capital Resources on page 27.

     The significant components of the changes in 2004 working capital included: increased accounts receivable primarily due to the Gregg Gift and Dartington acquisitions of $2.3 million; increased accounts receivable due to slower customer statement processing related to the ERP system implementation of $2.0 million and increased sales with extended payment terms of $1.0 million; increased inventory levels of $4.6 million of which $3.3 million related to the two acquisitions; lower ending balances in accounts payable and accrued expenses of $3.0 million due to the timing of payments; reduced bonus accrual of $2.2 million related to lower income; and an increase of $4.5 million in fourth quarter unpaid royalties and royalty accruals associated with the Precious Moments product line.

     With respect to the comparable prior periods of 2002 to 2003, cash flow disclosures referenced in the liquidity and capital resources sections of our Form 10-K for the year ended December 31, 2003 will be included in applicable filings.

Securities and Exchange Commission
June 14, 2005

12.	Please include other long-term liabilities reflected on your balance sheets in the table of contractual obligations. Please also disclose in a footnote to the table that you have excluded future variable rate interest payments under your short-term debt agreements. In addition, if you have entered into binding purchase obligations, please disclose their amounts in the table and describe the nature of the obligations in a footnote. If you have not entered into binding purchase obligations, please explain to us why your executory contracts and purchase orders are not binding purchase obligations. Refer to Item 303(5) of Regulation S-K.

Response:

A summary of additional significant contractual obligations is as follows:

Obligations	Total	< 1 Yr	1-3 Yrs	4-5 Yrs	> 5 Yrs
			(in millions)
Short-term borrowings (1)	$26.4	$26.4	$—	$—	$—
Letters of credit	4.1	4.1	—	—	—
Operating leases	25.0	6.4	13.4	3.7	1.5
License guarantees	45.7	15.5	30.2	—	—
Post-retirement benefits	5.0	2.0	0.4	0.4	2.2
Purchase obligations (2)

Total contractual cash obligations	$106.2	$54.4	$44.0	$4.1	$3.7

(1)	We have excluded future variable rate interest payments under our short-term debt agreements.

(2)	The Company’s systems were not programmed to determine the outstanding purchase order obligations at December 31, 2004, nor can the Company determine those obligations as of December 31, 2004 at this point in time. The Company intends to modify its systems to allow it to calculate that information for inclusion in its future filings.

Consolidated Financial Statements Notes to Consolidate Financial Statement Consolidated Balance Sheets, page 30

13.	We note that the change in the carrying amount of goodwill for the year ended December 31, 2004 does not agree to your disclosures in Note 11. Please disclose the aggregate amount of goodwill acquired for each period presented. See paragraph 45(c) of SFAS 142.

Securities and Exchange Commission
June 14, 2005

Response:

The aggregate amount of goodwill for each period presented is, as follows:

(in thousands)
Balance at December 31, 2002	$—

Add: Bilston and Battersea acquisition	2,890

Balance at December 31, 2003	2,890

Add: Gregg Gift acquisition	5,292
Add: Dartington acquisition	1,195
Add: Bilston and Battersea adjustments	26

Balance at December 31, 2004	$9,403

The $4.1 million of Dartington goodwill disclosed in Note 11 inadvertently included the Bilston and Battersea acquisition goodwill of $2.9 million, both of which are recorded by the Company’s U.K. subsidiary.

14.	Please tell us and disclose the items and their amounts included in accrued post-retirement benefits expense for each period presented.

Securities and Exchange Commission
June 14, 2005

Response:

The components and amounts included in the post-retirement benefits line item are as follows:

		2004	2003
		(in thousands)
Current Liabilities:	Post-retirement benefits:
	Pension accrual	$179	$15
	Profit sharing accrual*	745	756
	Vacation accrual*	310	83
	Group insurance accrual*	153	115

	Total current post-retirement benefits	1,387	969

	Deferred compensation/severance	642	406

	Total	$2,029	$1,375

Long-Term
Liabilities:	Post-retirement benefits:
	Medical insurance accrual	$1,086	$1,720
	Direct selling accrual	67	74

	Total long-term post-retirement benefits	1,153	1,794

	Supplemental 401 (k)	1,643	1,201

	Deferred compensation/severance	212	253

	Total	$3,008	$3,248

We have disclosed in Note 3 the components of the long-term post-retirement benefits accrual. We will include disclosure of current accrued post-retirement benefits in future filings, and items identified with asterisks will be reflected in the Accrued Expenses — Other line item on the balance sheet.

Consolidated Statements of Cash Flows, page 33

15.	It appears that stock-based compensation expense is included in proceeds from issuance of common stock in the financing activities section. If so, please revise to classify stock-based compensation expense as a separate line item in your reconciliation of net cash flow from operating activities.

Securities and Exchange Commission
June 14, 2005

Response:

In future filings, we will classify amounts related to stock-based compensation as a component of cash flows from operating activities.

Note 1. Summary of Significant Accounting Policies, page 34

16.	Please tell us whether your estimated provision for sales returns is recorded as a reduction of sales revenue and cost of sales in accordance with SFAS 48. Please revise Schedule II filed pursuant to Rule 5-04 of Regulation S-X to separately disclose the amounts charged to costs and expenses and to net sales. The additional disclosure may be provided in a footnote to the table. See Rule 12-09 of Regulation S-X.

Response:

Our estimated provision for sales returns and allowances is recorded as a reduction of sales because it primarily relates to allowances and other billing adjustments. In cases where credits are issued for merchandise, the goods are typically not saleable and are destroyed.

The total amount shown as Charged to Costs and Expenses on Schedule II for returns and allowances should be reclassified to Charged to Other Accounts on Schedule II as it represents a reduction in sales revenue and not an increase in costs and expenses.

17.	Please revise in future filings to describe the principles followed in determining the inclusion or exclusion of your subsidiaries in the consolidated financial statements. Refer to Rule 3A-03 of Regulation S-X.

Response:

The Company includes the accounts of the parent company and its wholly-owned subsidiaries in its consolidated financial statements. There are no subsidiaries of the Company that are excluded.

18.	Please advise and revise future filings to disclose the nature of restrictions on the ability of foreign subsidiaries to transfer funds to you in the form of cash dividends, loans or advances. Please disclose the amounts of restricted net assets as of the end of the most recent year presented or tell us why such disclosure is not necessary. See Rule 4-08(e) of Regulation S-X.

Response:

Disclosure is not required pursuant to Rule 4-08(e)(3) of Regulation S-X as the restricted net assets of our consolidated subsidiaries are less than 25% of our consolidated net assets.

Securities and Exchange Commission
June 14, 2005

19.	Please tell us and expand your revenue recognition policy to clarify why it is appropriate to recognize revenue when club kits are sold to consumers. Include in your response a description of the club kit. Please also tell us the terms of club memberships and the amounts, if any, of membership fees charged to members. If you charge membership fees, please tell us and disclose your revenue recognition policy for such fees. Further, tell us what ongoing services you provide to members subsequent to the sale of the club kits and advise us how often newsletters are mailed to members.

Response:

The individual annual membership fees related to club sales range from $22.50 to $50.00, which entitle a member to receive a club kit and a quarterly newsletter. The club kit includes a collectible figurine, a carrying case (tote bag, cooler, etc.) and related club documentation. Because the membership fee is paid in exchange for products delivered and represents the culmination of a separate earnings process, revenue is recognized on this sale at the time the club kit is shipped. Membership also entitles the participant to purchase certain exclusive items throughout the year—this revenue is recognized upon shipment of the item. Total club revenue in 2004 was $6.6 million, which was approximately 2% of total revenue and is expected to decline to approximately 1% of total revenue in 2005.

Note 4. Shareholders’ Equity, page 40

20.	We note that the change in capital in excess of par value for the year ended December 31, 2004 does not agree to the change in the capital in excess of par value line item reflected in your consolidated balance sheets. Please tell us what the difference represents and revise your disclosure as appropriate.

Response:

The capital in excess of par value line item on the consolidated balance sheet at December 31, 2004 is correct. The Note 4 total change in capital in excess of par value for the year ended December 31, 2004 of $1,759,000 is also correct. The difference between the two items which equals $125,000 relates to a prior period. The Company does not believe this amount to be material.

Note 5. Geographic Operating Segments, page 44

21.	Please disclose revenues from external customers from each brand or each group of similar brands or explain to us why disclosure of brand information is not required by paragraph 37 of SFAS 131.

Securities and Exchange Commission
June 14, 2005

Response:

Our brands and groups of brands are disclosed on page 6 of Form 10-K under Item 1. Business. Net revenues from these brands and groups of brands are set forth below. Revenues from key brands make up approximately 70% of consolidated revenues.

	2004	2003	2002
	(in thousands)
Precious Moments	$57,886	$85,972	$101,360
Design Partners	38,116	18,559	2,235
Enesco Developed	47,919	49,321	55,494
Major Licenses	22,708	12,986	18,588
Strategic Partners	19,917	22,386	24,549
Other	84,858	69,236	62,777
Intercompany	(2,437)	(2,034)	(2,673)

Consolidated Net Revenues	$268,967	$256,426	$262,330

Note 6. Income Taxes, page 45

22.	Please tell us whether you completed your evaluation of the repatriation provision of the American Jobs Creation Act of 2004 and whether you recognized the income tax effects of the repatriation provision in your deferred income tax provision on unremitted earnings of foreign subsidiaries. If you recognized the income tax effects of the repatriation provision in your deferred income tax provision on unremitted earnings of foreign subsidiaries, please disclose the effect on income tax expense for the amounts recognized. If not, please disclose:

•	a summary of the repatriation provision as it applies to you, the status of your evaluation of the effects of the repatriation provision and when you expect to complete your evaluation; and

•	the range of reasonably possible amounts of unremitted earnings that you are considering for repatriation as a result of the repatriation provision and the related potential range of income tax benefits of such repatriation, or state that the related range of income tax benefits cannot be reasonably estimated.

Please refer to FASB Staff Position No. FAS 109-2.

Securities and Exchange Commission
June 14, 2005

Response:

Management has not yet completed its evaluation of the tax implications of the repatriation provisions of the American Jobs Creation Act of 2004 (the “Act”), and at December 31, 2004 no effect from the Act was recognized. As of December 31, 2004, the Company was unable to meet the indefinite reversal criteria with respect to the reinvestment of foreign earnings due to the anticipated guarantee in 2005 of the Company’s debt by its foreign subsidiaries. At that time, a deferred tax liability of $17.4 million was recognized without any effects of the repatriation provisions of the Act, since management had not decided on a policy and plan that will be subject to the requirements of the Act. It is not possible to estimate a range of the effects of any potential repatriation subject to the Act until a new credit facility is finalized. Subsequent to the completion of any new credit facility, management will complete its evaluation of the potential impact of the Act and provide for the tax implications accordingly. It is possible that no earnings will be repatriated under the Act because all earnings may have already been taxed under other provisions of the Internal Revenue Code.

Note 7. Other Income (Expense) Net, page 47

23.	Please tell us the items and their amounts included in the bank charges and other line item. Please also tell us why bank charges are not classified as operating expenses and your basis for the classification.

Response:

Bank charges and other is primarily comprised of bank fees and credit card fees. Bank fees were $0.9 million, $0.5 million and $0.8 million in 2004, 2003 and 2002, respectively. Credit card fees amounted to $0.4 million, $0.4 million and $0.5 million in 2004, 2003 and 2002, respectively.

Enesco’s practice has been to classify bank fees and credit fees as non-operating expenses, and Enesco has disclosed them as components of Other income (expense), net in Note 7 to the consolidated financial statements. In future filings, the Company will classify them as operating expenses.

Schedule II

24.	Please describe deductions in footnotes to the table. See Rule 12-09 of Regulation S-X.

Response:

Schedule II deductions will be included in footnotes in future filings.

Securities and Exchange Commission
June 14, 2005

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 56

25.	Information required by paragraphs (a) and (b) of Item 305 of Regulation S-K should be presented outside of, and not incorporated into, the financial statements. See General Instructions to paragraphs 305(a) and 305(b). Please include the quantitative and qualitative disclosures about foreign exchange risks to which you are exposed in this item.

Response:

Enesco operates globally with various manufacturing and distribution facilities and product sourcing locations around the world. Enesco may reduce its exposure to fluctuations in interest rates and foreign exchange rates by creating offsetting positions through the use of derivative financial instruments. Enesco does not use derivative financial instruments for trading or speculative purposes. Enesco regularly monitors foreign currency exposures and ensures that the hedge contract amounts do not exceed the amounts of the underlying exposures.

Enesco’s current hedging activity is limited to foreign currency purchases and intercompany foreign currency transactions. The purpose of Enesco’s foreign currency hedging activities is to protect Enesco from the risk that the eventual settlement of foreign currency transactions will be adversely affected by changes in exchange rates. Enesco hedges these exposures by entering into various short-term foreign exchange forward contracts. Under SFAS 133, Accounting for Derivative Instruments and Hedging Activities, the instruments are carried at fair value in the balance sheet as a component of other current assets or other current liabilities. Changes in the fair value of foreign exchange forward contracts that meet the applicable hedging criteria of SFAS 133 are recorded as a component of other comprehensive income and reclassified into earnings in the same period during which the hedged transaction affects earnings. Changes in the fair value of foreign exchange forward contracts that do not meet the applicable hedging criteria of SFAS 133 are recorded currently in income as cost of revenues or foreign exchange gain or loss, as applicable. Hedging activities did not have a material impact on results of operations or financial condition during 2004.

The table below details our outstanding currency instruments as of December 31, 2004. All of the instruments outstanding as of December 31, 2004 have scheduled maturity dates before October 15, 2005:

	Notional Amount
Forward Contracts	(in thousands)	Exchange Rate

Euros	$1,000	1.1963

British Pounds	$6,248	1.9222

Securities and Exchange Commission
June 14, 2005

Item 8. Financial Statements and Supplementary Data, page 56

26.	We note that there is no Index to Financial Statements and Schedules on page 53. Please revise as appropriate. Please also revise Item 15(a)(1) and (2).

Response:

The Company intends to include the following index categories and to revise Item 15(a)(1) and (2) of Form 10-K in future filings:

SUPPLEMENTARY DATA
Quarterly Financial Information for the Years Ended December 31, 2004 and 2003 (Unaudited)

Five-Year Financial Highlights for the Years Ended December 31, 2004, 2003, 2002, 2001 and 2000

ENESCO GROUP, INC.
The following consolidated financial statements are filed as part of this Annual Report on Form 10-K:

Consolidated Balance Sheets for the Years Ended December 31, 2004 and 2003

Consolidated Statements of Operations for the Years Ended December 31, 2004, 2003 and 2002

Consolidated Statements of Retained Earnings for the Years Ended December 31, 2004, 2003 and 2002

Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2004, 2003 and 2002

Consolidated Statements of Cash Flows for the Years Ended December 31, 2004, 2003 and 2002

Notes to Consolidated Financial Statements

Schedule II-Valuation and Qualifying Accounts and Reserves for the Years Ended December 31, 2004, 2003 and 2002

Report of Independent Registered Public Accounting Firm

Item 9A. Controls and Procedures, page 56

27.	We note your statement that “A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met” and that the officers concluded your

Securities and Exchange Commission
June 14, 2005

disclosure controls and procedures were effective. Please revise to clarify that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. Alternatively, remove the reference to level of assurance. Refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response:

We will remove references to levels of assurance, such as those included in the second paragraph of Item 9A(a) Controls and Procedures on page 56 of Form 10-K, in our future annual and quarterly filings, as applicable.

Signatures, page 59

28.	The report must also be signed by your chief financial officer and principal accounting officer in the second signature block. Please file an amendment containing the signature of your chief financial officer and principal accounting officer. See paragraph 2(a) of General Instruction D to Form 10-K.

Response:

In future filings, we will reflect the appropriate placement of the signatures of our chief financial officer and principal accounting officer.

*          *          *

     Any questions regarding the above responses should be directed to me at (630) 875-5990 or Koreen A. Ryan at (630) 875-5544.

Sincerely,
/s/ Paula E. Manley
PAULA E. MANLEY
Chief Financial Officer

cc:	Bill Thompson, Staff Accountant
Donna Di Silvio, Staff Accountant